

December 16, 2011

<u>VIA E-Mail</u>
Mr. Brian Centner
Chief Financial Officer – Ceres Managed Futures LLC
Meritage Futures Fund L.P. (f/k/a Managed Futures Profile MV L.P.)
522 Fifth Avenue, 14th Floor
New York, New York 10036

> **Re:** **Meritage Futures Fund L.P.**
> **(f/k/a Managed Futures Profile MV L.P.)**
> **Form 10-K for the year ended December 31, 2010**
> **Filed on March 31, 2011**
> **File No. 000-53113**

Dear Mr. Centner:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Part I, page 1

Item 1. Business, page 1

1. For each trading advisor, please clearly disclose whether its trading system is discretionary or systematic.

Risk Factors, page 6

The Unregulated Nature of the Over-the-Counter Markets…, page 16

2.   In future Exchange Act periodic reports please expand this risk factor to disclose the relative exposure of the company to contracts that are not cleared by a registered clearing firm. To the extent necessary to provide an accurate understanding of any material disclosure, please disclose a range of intra-period exposure. Please provide us sample disclosure reflecting your current exposure.

Legal Proceedings, page 23

3.   We note your disclosure that there are no legal proceedings. However, we note that Morgan Stanley has been the subject of various lawsuits. Please provide the disclosure required by Item 103 of Regulation S-K pursuant to Instruction 4 or advise.

Part II. , page 24

Item 5. Market for Registrant's Common Equity …, page 24

4.   In future Exchange Act periodic reports please provide all of the disclosure required by Item 701(d) of Regulation S-K.

5.   In future Exchange Act periodic reports please provide the disclosure required by Item 703 of Regulation S-K.

Item 7. Management's Discussion and Analysis …, page 26

6.   In future Exchange Act periodic reports please disclose any significant intra-year changes in the amounts allocated to a particular fund.

7.   In future Exchange Act periodic reports please provide disclosure regarding the percentage of assets allocated to each market sector as of the end of the last fiscal year.

Signatures

8.   Please confirm that Brian Centner is also your principal accounting officer or controller.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Brian Centner
Meritage Futures Fund L.P. (f/k/a Managed Futures Profile MV L.P.)
December 16, 2011
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stacie Gorman at (202) 551- 3585 or me at (202) 551-3852 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director